Exhibit (a)(1)(G)

May 2, 2005

Offer to Purchase Up to 285,000 Shares Class A Common Stock

of Capital Properties, Inc. for a Price of $22.00 Net Per Share

Dear Shareholder:

Enclosed with this letter is an offer from Mercury Real Estate Advisors LLC, Mercury Special Situations Fund LP, and Mercury Special Situations Offshore Fund, Ltd. (together, the “Purchaser”) to purchase up to 285,000 shares of Class A Common Stock (the “Class A Common Stock”) of Capital Properties, Inc. (“CPI” or the “Subject Company”) for a price of $22.00 per share net to you in cash, without any interest thereon. The offer will expire on Monday, June 13, 2005, unless we extend it. Shareholders who wish to tender their shares under the offer should complete and return the enclosed transfer paperwork before the expiration date. Directions for tendering your shares are provided in the offer.

FACTORS TO CONSIDER IN EVALUATING THIS OFFER

The Purchaser’s Offer is Higher than the Current Trading Price

The Purchaser’s offer of $22.00 net per share is higher than the trading price for shares at the time that the offer was commenced. The Class A Common Stock currently trades on the American Stock Exchange. As a general matter, the shares are thinly traded securities. The Purchaser’s offer provides far greater liquidity for shareholders than traditional trading methods have allowed and therefore the Purchaser believes that the current offer price represents for shareholders an attractive alternative to continued ownership.

The Purchaser is Seeking to up to 285,000 Shares of CPI’s Class A Common Stock

The Purchaser is offering to buy up to 285,000 shares of CPI’s Class A Common Stock, which represents 8.6% of the 3,299,956 shares currently outstanding. The offer is not conditioned on any minimum number of shares being tendered or on the Purchaser obtaining financing. The Purchaser’s acquisition of shares pursuant to the offer will reduce the number of holders of Class A Common Stock and reduce the number of shares of Class A Common Stock that might otherwise trade publicly. This could adversely affect the liquidity and market value of the remaining shares of Class A Common Stock not held by the Purchaser. Since the Purchaser is only seeking to purchase shares of Class A Common Stock, the offer should have no material impact on CPI’s operations.

Effects of a Sale of Your Shares

Shareholders who sell their shares will be giving up the opportunity to participate in any future potential benefits associated with the continued ownership of shares.

CPI Owns a Diversified Real Estate Portfolio

According to CPI’s Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission on March 23, 2005, CPI owns approximately 18 acres of land in the Capital Center Project area in downtown Providence, Rhode Island, which it leases or is holding for lease to third parties. CPI is the largest single landowner in the Capital Center Project area but is nevertheless subject to some measure of competition from other landowners in the vicinity of CPI’s properties. Through two of its subsidiaries, CPI owns and operates a 676,500 barrel petroleum storage facility in East Providence, Rhode Island. CPI leases the facility to Global

Companies, L.L.C. (“Global”) and operates the facility for Global. There are other petroleum storage terminals in the Providence area, but CPI’s facility is the only independent facility with deep-water access.

CPI owns all of the outstanding capital stock and/or membership interests in the following companies:

•	Tri-State Displays, Inc. (through which CPI leases land for billboards along interstate and primary highways for outdoor advertising purposes);

•	Dunellen, LLC which was formed in 2000 (through which CPI owns the petroleum storage facilities in East Providence, Rhode Island); and

•	Capital Terminal Company (through which CPI operates its petroleum storage facilities).

The Purchaser Views Shares as Long-Term Investments

The Purchaser is offering to buy shares of CPI as part of its ongoing strategy of acquiring lightly traded securities of companies that are invested in real estate.

Please read the enclosed documents carefully. They contain important information regarding CPI, the Class A Common Stock, the Purchaser and the terms of the offer. For a copy of the offer or assistance in completing the transfer paperwork, please contact D.F. King & Co., Inc., the information agent for the offer, at (800) 769-4414.

Sincerely,

Mercury Real Estate Advisors LLC

Mercury Special Situations Fund LP

Mercury Special Situations Offshore Fund, Ltd.

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